UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 17)*

Sierra Health Services, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

826322-109
(CUSIP Number)

February 29, 2004
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]   Rule 13d-1(b)

[ ]   Rule 13d-1(c)

[X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's
initial filing on this form with respect to the subject class of securities, and
for any subsequent amendment containing information which would alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed
to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act
but shall be subject to all other provisions of the Act (however, see the
Notes).

SCHEDULE 13G

CUSIP No. 826322-109

1 NAME OF REPORTING PERSONS (entities only)
  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Anthony M. Marlon, M.D.
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (A) |_|
    (See Instructions)   (B) |_|
----
3 SEC USE ONLY

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4 CITIZENSHIP OR PLACE OF ORGANIZATION
       United States of America

	5	SOLE VOTING POWER
		2,713,334 shares of Common Stock at 2/29/04
NUMBER OF		
SHARES		
BENEFICIALLY	6	SHARED VOTING POWER
OWNED BY		-0- at 2/29/04
EACH		
REPORTING	7	SOLE DISPOSITIVE POWER
PERSON		2,713,334 shares of Common Stock at 2/29/04
WITH		
	8	SHARED DISPOSITIVE POWER
		-0- at 2/29/04

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,713,334 shares of Common Stock at 2/29/04

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10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES (See Instructions) |X| See Item 4 of attached Schedule 13G
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11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       10.0% of outstanding class at 2/29/04 (with rounding; amount slightly less than 10.0%)
----
12 TYPE OF REPORTING PERSON (See Instructions)
       IN

Item 1. (a)   Name of Issuer:

Sierra Health Services, Inc.

(b)   Address of Issuer's Principal Executive Offices:

2724 North Tenaya Way
Las Vegas, Nevada 89128

Item 2. (a)   Name of Person Filing:

Anthony M. Marlon, M.D. ("Dr. Marlon")

(b)   Address of Principal Business Office or, if none, Residence:

2724 North Tenaya Way
Las Vegas, Nevada 89128

(c)   Citizenship:

United States of America

(d)   Title of Class of Securities:

Common Stock, $.005 par value

(e)   CUSIP Number:

826322-109

Item 3. This statement is filed pursuant to Rule 13d-1(c). Items 3(a) through 3(h) are, therefore,
         inapplicable.

Item 4. Ownership

(a)   Amount Beneficially Owned:

Dr. Marlon may be deemed to beneficially own 2,713,334 shares of Common
Stock at February 29, 2004. That number of shares reported as beneficially
owned includes 2,129,003 shares held indirectly through a total of four trusts
established by Dr. Marlon and his wife, 1,500 shares held indirectly through a

limited partnership (the "Partnership"), and 152,648 shares held indirectly by the AMM&RM Family Limited Partnership ("ARFLP") Dr. Marlon may be deemed to have or share voting power and/or dispositive power over the shares held by the four trusts and, therefore, to have beneficial ownership with respect to such shares. Dr. Marlon, as managing general partner of the Partnership, has sole voting and dispositive power over the shares held by the Partnership. Dr. Marlon, as a general partner of ARFLP, may be deemed to have or share voting and/or dispositive power over the shares held by ARFLP (a limited partnership of which Dr. Marlon, his spouse, and a trust for the benefit of Jeannine A. Zeller, Dr. Marlon's daughter (the "Zeller Trust"), are general and/or limited partners). Dr. Marlon disclaims beneficial ownership as to the shares held by the four trusts, other than the 935,341 shares held by the Marlon Family Trust (a revocable trust of which he is a trustee), and the shares held by ARFLP. The number of shares reported as beneficially owned also includes 95,588 shares that Dr. Marlon has a right to acquire within 60 days of February 29, 2004, upon exercise of options, and includes 129,915 shares held for Dr. Marlon's account under the Company's 401(k) plan for employees. Dr. Marlon's beneficial ownership does not include 363,054 shares held in five trusts for the benefit of family members, the trustee of each of which is Erin E. MacDonald. Dr. Marlon's beneficial ownership also does not include 453,184 shares subject to stock options which do not constitute beneficial ownership because they cannot be exercised, currently or within 60 days after February 29, 2004, in a way which increases Dr. Marlon's voting or dispositive power. Of these 453,184 options, 167,184 have become non-forfeitable and could be exercised if there occurs prior to or simultaneous with the exercise a sale of shares (which may include the option shares) such that the resulting beneficial ownership would not equal or exceed ten percent of the outstanding class of Common Stock.

In previous amendments to this Schedule 13G, the shares held by ARFLP have been disclosed under this Item 4 but have not been attributed as beneficial ownership of Dr. Marlon. Those prior amendments indicated that the sole general partner of ARFLP was the Zeller Trust. In fact, Dr. Marlon and his spouse have been the general partners of ARFLP since it acquired shares in 1997, and therefore Dr. Marlon may have been deemed to be the beneficial owner of the shares held by ARFLP. This error, which was inadvertent, was discovered since the filing of the last previous amendment to this Schedule 13G.

(b)   Percent of Class:

10.0% of the class of Common Stock outstanding at February 29, 2004 (with rounding; actual amount is slightly less than 10.0%)

(c)   Number of shares as to which Dr. Marlon has:

(i) sole power to vote or to direct the vote:
        2,713,334 shares of Common Stock at February 29, 2004 (see Item 4(a) above.)

(ii) shared power to vote or to direct the vote:
        -0- shares of Common Stock at February 29, 2004

(iii) sole power to dispose or to direct the disposition of:
        2,713,334 shares of Common Stock at February 29, 2004 (see Item 4(a) above.)

(iv) shared power to dispose or to direct the disposition of:
        -0- shares of Common Stock at February 29, 2004

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10.   Certification.

Not applicable. This statement is filed pursuant to Rule 13d-1(d).

The filing of this Amendment to Schedule 13G and amendments hereto, and the statements herein and therein, shall not be construed as an admission that any filing person or any other person named herein is, for purposes of Section 13(d), 13(g), 16(a), or 16(b) under the Exchange Act, or for any other purpose, the beneficial owner of any of the securities described herein or therein, except to the extent that a natural person is reported as having voting and dispositive power, and thus beneficial ownership for purposes of Sections 13(d) and 13(g), over securities owned directly by such person.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 1, 2004

Date

/s/ Anthony M. Marlon, M.D.
ANTHONY M. MARLON, M.D.
CEO and President